FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated September 26, 2022

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 26 September, 2022

EXHIBIT INDEX
------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 26 September 2022
Directorate Change

Exhibit 99

26 September 2022

Unilever CEO announces intention to retire at end of next year

Unilever today announced that CEO Alan Jope has informed the Board of his intention to retire from the company at the end of 2023, after five years in the role. The Board will now proceed with a formal search for a successor and will consider both internal and external candidates.

Unilever Chairman Nils Andersen said: "Unilever has seen improved performance, enabled by its clear strategic choices and a significant company transformation.  The Board will now conduct an orderly succession process and support Alan and the management team in further driving the performance of Unilever.

"Alan's retirement next year will mark the end of a remarkable career with Unilever. Under his leadership, Unilever has made critical changes to its strategy, structure and organisation that position it strongly for success. This work continues, and we will thank Alan wholeheartedly for his leadership and contribution to our business when he leaves next year."

Unilever CEO Alan Jope said: "As I approach my fifth year as CEO, and after more than 35 years in Unilever, I believe now is the right time for the Board to begin the formal search for my successor. Growth remains our top priority, and in the quarters ahead I will remain fully focused on disciplined execution of our strategy, and leveraging the full benefits of our new organisation."

ENDS

Enquiries
Media:
Jonathan Sibun +44 7779 999 683 / JSibun@tulchangroup.com
Lucila Zambrano +44 7825 273 767 / lucila.zambrano@unilever.com

Investors:
Investor Relations Team  investor.relations@unilever.com

Remuneration Disclosure

Alan Jope will be treated in accordance with Unilever's approved remuneration policy. He is expected to step down from the Board of Unilever and retire from employment on 31 December 2023. He will continue to be paid in line with Unilever's normal remuneration policy during this period. Treatment of all elements of his remuneration will be in line with the remuneration policy set out in the 2021 Annual Report and Accounts.

Any bonus awarded for 2022 and 2023, and any outstanding share plan awards, will be determined in line with Unilever's remuneration policy.

All payments are subject to required tax withholdings. Full details of all payments made to and receivable by Alan Jope will be disclosed on the Unilever website in due course in compliance with Section 430 (2B) of the Companies Act 2006 and in the Directors' Remuneration Report within the Company's Annual Report and Accounts for the year ending 31 December 2022, and subsequent years, as appropriate.

About Unilever

Unilever is one of the world's leading suppliers of Beauty & Wellbeing, Personal Care, Home Care, Nutrition and Ice Cream products, with sales in over 190 countries and products used by 3.4 billion people every day. We have 148,000 employees and generated sales of €52.4 billion in 2021.

Our vision is to be the global leader in sustainable business and to demonstrate how our purpose-led, future-fit business model drives superior performance. We have a long tradition of being a progressive, responsible business.

The Unilever Compass, our sustainable business strategy, is set out to help us deliver superior performance and drive sustainable and responsible growth, while:

- improving the health of the planet;

- improving people's health, confidence and wellbeing; and

- contributing to a fairer and more socially inclusive world.

For more information about Unilever and our brands, please visit www.unilever.com.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021 available on our corporate website.